UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               For March 29, 2005

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          PRECISION DRILLING CORPORATION



                                          Per: /s/ Jan M. Campbell
                                               ------------------------
                                               Jan M. Campbell
                                               Corporate Secretary


Date:  March 29, 2005

                         PRECISION DRILLING CORPORATION
                             ANNUAL INFORMATION FORM


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
                                 MARCH 29, 2005









                           ANNUAL INFORMATION FORM - 1

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION  ......................PAGE    1
CORPORATE STRUCTURE  ......................................................PAGE    1
       INCORPORATION INFORMATION AND ADDRESS  .............................PAGE    1
      INTERCORPORATE RELATIONSHIPS  .......................................PAGE    2
GENERAL DEVELOPMENT OF THE BUSINESS  ......................................PAGE    2
      THREE YEAR HISTORY  .................................................PAGE    2
      SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS  ..............PAGE    3
DESCRIPTION OF THE BUSINESS OF PRECISION  .................................PAGE    3
      RISK FACTORS  .......................................................PAGE    3
      DESCRIPTION OF BUSINESS SEGMENTS  ...................................PAGE    7
      CONTRACT DRILLING  ..................................................PAGE    7
           CANADIAN DRILLING  .............................................PAGE    8
           CANADIAN WELL SERVICING  .......................................PAGE   11
           INTERNATIONAL DRILLING  ........................................PAGE   13
      ENERGY SERVICES  ....................................................PAGE   14
           WIRELINE SERVICES...............................................PAGE   14
           DRILLING & EVALUATION SERVICES .................................PAGE   15
           PRODUCTION SERVICES  ...........................................PAGE   17
       RENTAL AND PRODUCTION  .............................................PAGE   18
           RENTAL SERVICES  ...............................................PAGE   18
           PRODUCTION SERVICES  ...........................................PAGE   19
DIVIDENDS  ................................................................PAGE   19
DESCRIPTION OF CAPITAL STRUCTURE  .........................................PAGE   19
       GENERAL DESCRIPTION  ...............................................PAGE   19
       RATINGS OF DEBT SECURITIES  ........................................PAGE   20
MARKET FOR SECURITIES  ....................................................PAGE   21
       TRADING PRICE AND VOLUME  ..........................................PAGE   21
DIRECTORS AND OFFICERS  ...................................................PAGE   23
AUDIT COMMITTEE INFORMATION  ..............................................PAGE   24
       AUDIT COMMITTEE CHARTER  ...........................................PAGE   24
       COMPOSITION OF THE AUDIT COMMITTEE  ................................PAGE   24
       RELEVANT EDUCATION AND EXPERIENCE OF AUDIT COMMITTEE MEMBERS  ......PAGE   24
      PRE-APPROVAL POLICIES AND PROCEDURES  ...............................PAGE   24
       AUDITOR FEES  ......................................................PAGE   25
LEGAL PROCEEDINGS  ........................................................PAGE   25
TRANSFER AGENT AND REGISTRAR  .............................................PAGE   25
MATERIAL CONTRACTS  .......................................................PAGE   26
INTERESTS OF EXPERTS  .....................................................PAGE   26
ADDITIONAL DISCLOSURE  ....................................................PAGE   26
       EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES  ..................PAGE   26
       SELECTED CONSOLIDATED FINANCIAL INFORMATION  .......................PAGE   27
      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
           AND RESULTS OF OPERATIONS  .....................................PAGE   27
ADDITIONAL INFORMATION  ...................................................PAGE   27
APPENDIX 1: AUDIT COMMITTEE CHARTER AND TERMS OF REFERENCE  ...............PAGE   28

                           ANNUAL INFORMATION FORM - 2

               CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain statements contained in this Annual Information Form (AIF) and under the heading "Management's Discussion and Analysis" on pages 55 to 83 of the 2004 Annual Report and in other sections of such Annual Report, including statements which may contain words such as "anticipate", "could", "expect", "seek", "may", "intend", "will", "believe" and similar expressions, statements that are based on current expectations and estimates about the markets in which the Corporation operates and statements of the Corporation's belief, intentions and expectations about development, results and events which will or may occur in the future constitute "forward-looking statements" within the meaning of the "safe harbor" provision of the United States Private Securities Litigation Reform Act of 1995, and are based on certain assumptions and analysis made by the Corporation derived from its experience and perceptions. Forward-looking statements in this AIF include, but are not limited to: statements with respect to future capital expenditures, including the amount and nature thereof; oil and gas prices and demand; other development trends of the oil and gas industry; business strategy; expansion and growth of the Corporation's business and operations, including the Corporation's market share and position in the domestic and international drilling and oilfield service markets; and other such matters. In addition, other written or oral statements which constitute forward-looking statements may be made from time to time by and on behalf of the Corporation. Such forward-looking statements are subject to important risks, uncertainties, and assumptions which are difficult to predict which may affect the Corporation's operations, including, without limitation: the impact of general economic conditions in Canada, the U.S. and in other countries in which the Corporation currently does business; industry conditions, including the adoption of new environmental and other laws and regulations and changes in how they are interpreted and enforced; volatility of oil and gas prices; oil and gas product supply and demand; risks inherent in the Corporation's ability to generate sufficient cash flow from operations to meet its current and future obligations; increased competition; the lack of availability of qualified personnel or management; labor unrest; fluctuations in foreign exchange or interest rates; stock market volatility; opportunities available to or pursued by the Corporation and other factors, many of which are beyond the control of the Corporation. The Corporation's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, the Corporation will derive therefrom. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                               CORPORATE STRUCTURE

INCORPORATION INFORMATION AND ADDRESS

Precision Drilling Corporation (the "Corporation" or "Precision") was originally incorporated on March 25, 1985 and amalgamated with two wholly owned subsidiary companies on January 1, 2000; on January 1, 2002 it was amalgamated with a wholly owned subsidiary and further, on January 1, 2004 was amalgamated with a wholly owned subsidiary, all pursuant to Articles of Amalgamation and other provisions of the Business Corporations Act of Alberta. The Corporation maintains its head office and principal place of business at 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7. The telephone number is (403) 716-4500, the facsimile number is (403) 264-0251 and the website address is www.precisiondrilling.com.


                           ANNUAL INFORMATION FORM - 3

INTERCORPORATE RELATIONSHIPS

The following table sets forth the names of the Material Subsidiaries (which includes major Limited Partnerships) of Precision, the percentage of shares (or interest) owned by it and the jurisdiction of incorporation or continuance of each such subsidiary (or partnership) as of December 31, 2004:

NAME OF SUBSIDIARY OR PARTNERSHIP                            PERCENTAGE OWNED  JURISDICTION OF INCORPORATION
                                                                                              OR CONTINUANCE
------------------------------------------------------------------------------------------------------------
Precision Limited Partnership                                            100%                        Alberta
Precision Drilling Technology Services Group Inc.                        100%                        Alberta
PD International Services Inc.                                           100%                        Alberta
PD Holdings Mexicana, S. de R.L. de C.V.                                 100%                         Mexico
Precision Drilling Holdings, Inc.                                        100%                       Delaware
Precision Drilling LP, Inc.                                              100%                       Delaware
PD Holdings (USA), L.P.                                                  100%                       Delaware
Precision USA Holdings, Inc.                                             100%                       Delaware
Precision Energy Services, Inc.                                          100%                       Delaware
------------------------------------------------------------------------------------------------------------


                       GENERAL DEVELOPMENT OF THE BUSINESS

THREE YEAR HISTORY

Precision provides oilfield and industrial services to customers in Canada and internationally. The Corporation has grown through a series of acquisitions of related businesses as well as reinvestment in its core businesses to become the largest Canadian integrated oilfield and industrial service contractor. During the 2002 and 2003 fiscal years, the Corporation reinvested substantially all of its cash flow from operations to grow its service and product offerings. In 2004, the Corporation again turned to acquisitions as tools for growth.

      On May 21, 2004, Precision acquired all of the land drilling business carried on by GlobalSantaFe Corporation for an aggregate purchase price of US$316.5 million. That land drilling business, which is now carried on through the Corporation, consists of 31 land drilling rigs, which are located in Kuwait, Saudi Arabia, Egypt, Oman and Venezuela.

      Also, pursuant to an agreement dated May 8, 2004, the Corporation purchased all of the issued and outstanding shares of Reeves Oilfield Services Ltd. for an aggregate purchase price of GBP 92.4 million. Reeves Oilfield Services Ltd. is an international provider of open hole logging services to the oil and gas industry which carries out field operations in the western region of the United States; the Appalachian region of the United States; western Canada; Australia; Europe; the Middle East and Africa.

      For more than the last three years, the Corporation has been the leading provider, in Canada, of land drilling services to oil and gas exploration and production companies, based on the number of wells and metres drilled. Additionally, the Corporation provided the following business services during 2004: well service rigs and snubbing units; procurement and distribution of oilfield supplies; camp and catering services; manufacture, sale and repair of drilling equipment; wireline, drilling & evaluation and production services; rental of mobile combination office and industrial housing; rental of surface oilfield equipment for drilling, completion and production activities; and industrial maintenance and turnaround services, including specialized equipment and labour services, to downstream oil and gas, petrochemical and other process industry customers.

      Over the last three years material dispositions consisted of the following:

       o On March 6, 2003, but effective as of January 1, 2003, Precision Drilling Corporation sold 100% of the shares of Energy Industries Inc. which carried on the business of the design, packaging, rental, sale and servicing of natural gas compression equipment.

       o In May 2003, the Corporation sold its 50% interest in Energy Equipment Rentals General Partnership and Oil Drilling Exploration (Argentina) SA which were involved in the contract drilling business in Argentina.

                           ANNUAL INFORMATION FORM - 4

       o Effective February 12, 2004, Precision sold the operating assets of Fleet Cementers, Inc., the wholly owned subsidiary that carried on the pumping services for cementing, fracturing and well stimulation, which business was carried on primarily in Texas and California.

       o On March 29, 2004, and effective January 1, 2004, Precision disposed of the assets of Polar Completions, a division of a wholly owned subsidiary which carried on the design, manufacture, rental and sale of downhole completion and production equipment.

       o On August 31, 2004, Precision sold all of its shares in United Diamond Ltd., which carried on the business of designing and manufacturing Polycrystalline Diamond Compact ( "PDC") drill bits.

       Since January 1, 2002, the Corporation has undertaken a number of internal reorganization transactions as follows:

       o On January 1, 2002, Precision was amalgamated with a wholly owned subsidiary to form and continue as Precision Drilling Corporation.

       o On January 1, 2003, Precision Drilling Technology Services Group Inc., Plains Perforating Ltd., Polar Completions Engineering Inc. and Northland Energy Corporation were amalgamated to form "new" Precision Drilling Technology Services Group Inc.

       o On April 8, 2003, Montero Oilfield Services Ltd. changed its name to Precision Rentals Ltd.

       o On December 31, 2003, PD Holdings (USA), Inc. was converted from a Delaware Corporation to a Delaware limited partnership, and now operates under the name PD Holdings (USA), L.P.

       o On January 1, 2004, Precision was amalgamated with a wholly owned subsidiary to continue as Precision Drilling Corporation.

       o On January 1, 2004, Precision transferred substantially all of its Technology Services assets to a new Alberta corporation, Precision Drilling Technology Services Group Inc.

       o In December 2004, Allegheny Wireline Services, Inc., Reeves Wireline Services, Inc., Northland-Norward (USA) Inc., Computalog U.S.A., Inc. and Precision Energy Services, Inc. were merged. The surviving entity adopted the name Precision Energy Services, Inc.

       o On January 1, 2005, Precision Drilling Technology Services Group Inc. and Reeves Wireline Services Ltd. were amalgamated to continue as Precision Drilling Technology Services Group Inc.

SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS

There were no significant acquisitions or dispositions during 2004 for which disclosure is required under Part 8 of National Instrument 51-102.

                    DESCRIPTION OF THE BUSINESS OF PRECISION

RISK FACTORS

OIL AND NATURAL GAS PRICES

The Corporation's revenue, cash flow and earnings are substantially dependent upon, and affected by, the level of activity associated with oil and gas exploration and production. Both short-term and long-term trends in oil and gas prices affect the level of such activity. Worldwide military, political and economic events, including initiatives by the Organization of Petroleum Exporting Countries, may affect both the demand for, and the supply of, oil and gas. Weather conditions, governmental regulation (both in Canada and elsewhere), levels of consumer demand, the availability of pipeline capacity, and other factors beyond the Corporation's control may also affect the supply of and demand for oil and gas and thus lead to future price volatility. Precision believes that any prolonged reduction in oil and gas prices would depress the level of exploration and production activity. This would likely result in a corresponding decline in the demand for the Corporation's services and could have a material adverse effect on revenues, cash flows and profitability. Lower oil and gas prices could also cause the Corporation's customers to seek to terminate, renegotiate or fail to honour contracts; affect the fair market value of the Corporation's assets which, in turn, could trigger a writedown for accounting purposes; affect the Corporation's ability to retain skilled personnel; and affect the Corporation's ability to obtain access


                           ANNUAL INFORMATION FORM - 5
to capital to finance and grow Precision's businesses. The Corporation cannot assure that the future level of demand for its services or future conditions in the oil and gas and oilfield services industries will not decline.

WORKFORCE AVAILABILITY

The Corporation's ability to provide reliable services is dependent upon the availability of well trained, experienced crews to operate its field equipment. The Corporation must also balance the requirement to maintain a skilled workforce with the need to establish cost structures that vary as much as possible with activity levels.

      Within Contract Drilling, Precision's most experienced people are retained during periods of low utilization by having them fill lower level positions on its field crews. The Corporation has established training programs for employees new to the oilfield service sector and Precision works closely with industry associations to ensure competitive compensation levels and to attract new workers to the industry as required.

PRECISION OPERATES IN A COMPETITIVE INDUSTRY

The oilfield services industry in which the Corporation operates is, and will continue to be, very competitive. Oilfield service companies compete primarily on a regional basis, and competition may vary significantly from region to region at any particular time. Most contracts are awarded on the basis of competitive bids, which results in price competition. Oilfield service equipment can be moved from one region to another in response to changes in levels of activity, which can result in an oversupply in an area. In some markets in which the Corporation operates, the supply of equipment may exceed the demand, resulting in further price competition.

      Certain competitors are present in more than one of the regions in which Precision operates. In the United States there are several hundred competitors with national, regional or local operations. In Canada, the Corporation competes with many firms of varying size. Internationally, the Corporation competes directly with various competitors at each location in which it operates. Some of its international competitors may be better positioned in certain markets, allowing them to compete more effectively. There is no assurance that the Corporation's level of competition and associated pressure on pricing will not affect its margins.

FOREIGN OPERATIONS

The Corporation conducts a portion of its business outside North America, including the Middle East, Africa, Europe, Asia and South America. It is subject to risks inherent in foreign operations, such as: loss of revenue, property and equipment as a result of expropriation, nationalization, war, terrorist threats, civil insurrection and other political risks; fluctuations in foreign currency and exchange controls; increases in duties, taxes and governmental royalties and renegotiation of contracts with governmental entities; and changes in laws and policies governing operations of foreign-based companies. In addition, in the international markets in which Precision operates, it is subject to various laws and regulations that govern the operation and taxation of its businesses and the import and export of its equipment from country to country, the imposition, application and interpretation of which laws and policies can prove to be uncertain. Since the Corporation derives a portion of its revenues from subsidiaries outside of Canada, the payment of dividends or the making of other cash payments or advances by these subsidiaries to the Corporation may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances. The Corporation has organized its foreign operations, in part, based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While the Corporation believes that such assumptions are reasonable, there is no assurance that foreign taxing or other authorities will reach the same conclusion. Further, if such foreign jurisdictions were to change or modify such laws, the Corporation could suffer adverse tax and financial consequences.

SEASONAL WEATHER PATTERNS

In Canada, the level of activity in the oilfield service industry is influenced by seasonal weather patterns. During the spring months, wet weather and the spring thaw make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby


                           ANNUAL INFORMATION FORM - 6
reducing activity levels and placing an increased level of importance on the location of the Corporation's equipment prior to imposition of the road bans. Additionally, certain oil and gas producing areas are located in sections of the Western Canadian Sedimentary Basin ("WCSB") that are inaccessible, other than during the winter months, because the ground surrounding or containing the drilling sites in these areas consists of terrain known as muskeg. Until the muskeg freezes, the rigs and other necessary equipment cannot cross the terrain to reach the drilling site. Moreover, once the rigs and other equipment have been moved to a drilling site, they may become stranded or otherwise unable to relocate to another site should the muskeg thaw unexpectedly. The Corporation's financial results depend, at least in part, upon the severity and duration of the Canadian winter and spring thaw.

TECHNOLOGY

Technological innovation by oilfield service companies has improved the effectiveness of the entire exploration and production sector over the industry's 140-year history. Recently, development of directional and horizontal drilling, underbalanced drilling, coiled tubing drilling, and methods of drilling and production operations have increased production volumes and the recoverable amount of discovered reserves. Innovations such as 3-D and 4-D seismic have improved the success rate of exploration wells partially offsetting the decline in the quantity of drillable prospects.

      The Corporation's ability to deliver more efficient services is critical to its continued success. The Corporation has built upon its experience and teamed with customers to provide solutions to their unique problems. The Corporation's ability to design and build specialized equipment has kept it on the leading edge of technology.

      The continued development of Precision's Energy Services segment puts the Corporation at another level where high-end technological innovation is paramount to success. Although the Corporation has a team of highly qualified and experienced professionals that has been assembled and worked together for a number of years in state of the art development and testing facilities, the success of future technological endeavors is never certain.

FOREIGN EXCHANGE EXPOSURE

The Corporation's international operations have revenues, expenses, assets and liabilities in currencies other than the Canadian dollar. Although the Corporation has exposure to more than 25 international currencies, the only material exposure is to the U.S. dollar and currencies which are pegged to the U.S. dollar. The Corporation's income statement, balance sheet and statement of cash flow are impacted by changes in foreign exchange rates in three main aspects.

(a) TRANSLATION OF FOREIGN CURRENCY ASSETS AND LIABILITIES TO CANADIAN DOLLARS

Some of the Company's international operations are considered self sustaining, while others are considered integrated. For self sustaining operations, assets and liabilities are translated into Canadian dollars using the exchange rate in effect at the balance sheet dates. Any unrealized translation gains and losses are deferred and included in a separate component of shareholders' equity called "cumulative translation adjustment". These cumulative translation adjustments are recognized into income when there has been a reduction in the net investment of the foreign operations.

      For integrated operations, nonmonetary assets and liabilities are recorded in the financial statements at the exchange rate in effect at the time of the acquisition or expenditure. As a result, the book value of these assets and liabilities are not impacted by changes in exchange rates. Monetary assets and liabilities are converted at the exchange rate in effect at the balance sheet dates, and the unrealized gains and losses are shown on the income statement as "Foreign exchange". The Corporation has a net monetary asset position for its international operations, which are predominantly U.S. dollar based. As a result, if the Canadian dollar strengthens versus the U.S. dollar during a quarter, the Corporation will incur a foreign exchange loss from the translation of net monetary assets of integrated operations.

      The Corporation has hedged a significant portion of its net asset position of its self sustaining international operation by issuing US$300 million in long-term notes and designating them as a hedge. Gains or losses resulting from the translation of these notes at period end exchange rates are included in the cumulative translation adjustment account, net of tax. The Corporation continually evaluates its remaining net foreign currency asset position and the appropriateness of hedging that position but does not currently hedge any of the exposure.

(b) TRANSLATION OF FOREIGN CURRENCY INCOME STATEMENT ITEMS TO CANADIAN DOLLARS


                           ANNUAL INFORMATION FORM - 7

The Corporation's international operations generate revenue and incur expenses in currencies other than the Canadian dollar. Foreign currency based earnings are converted into Canadian dollars for purposes of financial statement consolidation and reporting. The conversion of the Corporation's international revenue and expenses to a Canadian dollar basis does not result in a foreign exchange gain or loss as with the translation of assets described above. It does, however, result in lower or higher net income from international operations than would have occurred had the foreign exchange rate not changed. If the Canadian dollar strengthens versus the U.S. dollar during a quarter, the Canadian dollar equivalent of international net income and cash flow will be negatively impacted. The Corporation does not currently hedge any of its exposure related to the translation of foreign currency based earnings into Canadian dollars.

(c) TRANSACTION EXPOSURE

The majority of the Corporation's international operations are transacted in U.S. dollars or U.S. dollar pegged currencies, although in most countries in which the Corporation operates, there will be a certain amount of local currency expenditures. The U.S. dollar net income for international operations will not be impacted by a change in the U.S./Canadian exchange rate. The international U.S. dollar net income will be impacted, however, by a change in the U.S. dollar exchange rate vis-a-vis local currencies in which the Corporation has revenues or expenses. As with the translation of the Corporation's foreign currency revenue and expenses to a Canadian dollar basis, this transaction exposure does not result in a foreign exchange gain or loss as with the translation of foreign currency assets described above. It does, however, result in lower or higher net income from international operations than would have occurred had foreign exchange rates not changed.

      It is the Corporation's intent to minimize the impact of currencies other than the U.S. dollar on the results of international operations. The principle method of reducing this exposure is through the structure of international contracts whereby the Corporation will attempt to structure a portion of the revenue stream in local currency to offset the expected local currency expenses, with the balance of revenue paid in U.S. dollars. The Corporation may also enter into foreign exchange derivative contracts to manage residual mismatches in foreign currency cash flows, although, there were no such contracts outstanding at December 31, 2004.

ACQUISITION INTEGRATION

The Corporation has worked towards its strategic objective of becoming an integrated service provider of sufficient size to benefit from economies of scale and to provide the foundation from which to pursue international opportunities. Business acquisitions have been an important tool in this pursuit and will continue to be so in the future. Continued successful integration of new businesses, people and systems is key to the Corporation's future success.

MERGER AND ACQUISITION ACTIVITY

Merger and acquisition activity in the oil and gas exploration and production sector can impact demand for Precision's services, as customers focus on internal reorganization activities prior to committing funds to significant drilling and maintenance projects.

DESCRIPTION OF BUSINESS SEGMENTS

Precision's continuing operations are managed in three segments consisting of Contract Drilling, Energy Services and Rental and Production. Contract Drilling includes drilling rigs, service rigs, snubbing units, camp and catering services, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Energy Services includes wireline, drilling & evaluation and production services. Rental and Production includes oilfield equipment rental services and industrial maintenance services.


                           ANNUAL INFORMATION FORM - 8

The Corporation's revenue by industry and geographic segments are illustrated in the following table:

(In thousands $)
----------------------------------------------------------------------------------------
Years ended December 31,                       2004              2003              2002
----------------------------------------------------------------------------------------
Contract Drilling                      $  1,235,410      $    992,824     $     770,147
Energy Services                             874,314           696,599           586,180
Rental and Production                       215,492           210,724           192,840
Corporate and other                              --                --             1,431
----------------------------------------------------------------------------------------
Total Revenue                          $  2,325,216      $  1,900,147     $   1,550,598
----------------------------------------------------------------------------------------


(In thousands $)
----------------------------------------------------------------------------------------
Years ended December 31,                       2004              2003              2002
----------------------------------------------------------------------------------------
Canada                                 $  1,476,212      $  1,333,926     $   1,007,069
International                               849,004           566,221           543,529
----------------------------------------------------------------------------------------
Total                                  $  2,325,216      $  1,900,147     $   1,550,598
----------------------------------------------------------------------------------------

      The Corporation sells its services to oil and natural gas exploration and production companies. Macro economic and geopolitical factors associated with oil and natural gas supply and demand are the prime drivers for pricing and profitability within the oilfield services industry. Generally, when commodity prices are relatively high, demand for the Corporation's services is high, while the opposite is true when commodity prices are low. The markets for oil and natural gas are separate and distinct. Oil is a global commodity with a vast distribution network. Natural gas is most economically transported in its gaseous state via pipeline, its market is dependent on pipeline infrastructure and is subject to regional supply and demand factors. Recent developments in the transportation of liquefied natural gas ("LNG") in ocean going tanker ships has introduced an element of globalization to the natural gas market. However, the volume capability of the world's LNG infrastructure is not expected to be large enough to influence pricing in North American markets for a number of years. Crude oil and natural gas prices are quite volatile, which accounts for much of the cyclical nature of the oilfield services business. The oilfield services business cycles are muted somewhat in non-North American markets where projects tend to be larger and more long-term, therefore less susceptible to short-term commodity price fluctuations.

      The Corporation derived 63% of its revenue from the Canadian market in 2004, a decrease of 7% from 2003. The oilfield service industry in Canada is subject to seasonal fluctuation. The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring breakup" has a direct impact on the Corporation's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas. Equally, wet weather can also defer commencement of drilling or servicing operations on any given day or well location.

CONTRACT DRILLING

This segment consists of three operational categories: Canadian Drilling; Canadian Well Servicing; and International Drilling. Canadian Drilling operates within the upstream sector of the oilfield services industry and provides drilling rigs as well as camp and catering services. Canadian Drilling also includes infrastructure support through affiliates that operate as Columbia Oilfield Supply Ltd. and equipment manufacturer, Rostel Industries Ltd. Canadian Well Servicing provides service rigs and snubbing units with a majority of its operations a little further downstream, in the well completion and production maintenance areas. International Drilling provides drilling rigs to many of the largest onshore based hydrocarbon producing regions of the world.


                           ANNUAL INFORMATION FORM - 9

Revenue generated by these operations is as follows:

(In thousands $)                               2004                     2003                   2002
----------------------------------------------------------------------------------------------------------
Years ended December 31,                REVENUE    % OF         Revenue     % of        Revenue     % of
----------------------------------------------------------------------------------------------------------
Canadian Drilling                   $    718,245      58     $   654,572       66    $   474,051       61
International Drilling                   246,612      20         114,131       11        105,108       14
Canadian Well Servicing                  270,553      22         224,121       23        190,988       25
----------------------------------------------------------------------------------------------------------
                                    $  1,235,410     100     $   992,824      100    $   770,147      100
----------------------------------------------------------------------------------------------------------

      Oil and gas well drilling contracts are carried out on either a daywork, meterage or turnkey basis. Under daywork contracts, Precision charges the customer a fixed rate per day regardless of the number of days needed to drill the well. In addition, daywork contracts usually provide for a reduced day rate (or a lump sum amount) for mobilization of the rig to the well location and for assembly and for dismantling of the rig. Under daywork contracts, Precision ordinarily bears no part of the costs arising from downhole risks (such as time delays for various reasons, including a stuck or broken drill string or blowouts). Other contracts could provide for payment on a meterage basis, whereby Precision is paid a fixed charge for each metre drilled regardless of the time required or the problems encountered in drilling the well. Some contracts are carried out on a meterage basis to a specified depth and on a daywork basis thereafter. Turnkey contracts contemplate the drilling of a well for a fixed price. Compared to daywork contracts, meterage and turnkey contracts involve a higher degree of risk to Precision and, accordingly, normally provide greater profit or loss potential. Over the last five years, Precision's contracts have been carried out almost exclusively on a daywork basis except for the contract in the Burgos Basin of Mexico, which is being carried out on a turnkey basis for each well drilled.

CANADIAN DRILLING

The Corporation owns and operates the largest fleet of land drilling rigs in Canada, through Precision Drilling, a division of Precision Limited Partnership ("PLP"), with 229 actively marketed rigs located throughout the WCSB, accounting for 32% of the land drilling rigs in Canada.

      Precision's Canadian land drilling rigs have varying configurations and capabilities which allows it to provide services in virtually all areas of drilling activity in the WCSB. Precision's rigs have drilling depth capacities of up to 7,600 metres. All of Precision's Canadian drilling rigs are winterized, allowing for operations in the harsh weather conditions faced in the Canadian drilling environment. Conventional rigs are configured to handle either one, two or three joints of range 2 drill pipe at one time and are categorized as singles, doubles or triples based on this capability. As well, Precision has coiled tubing drilling rigs which utilize a single strand of pipe coiled around a reel. As the rig drills, the coiled tubing is unwound and when the bit returns to surface the coiled tubing is rewound onto the reel. Except for connecting the bottom hole assembly, which usually includes the drill bit and a drilling fluid powered motor, which provides the rotation for drilling, no other connections are necessary. As a result coiled tubing rigs can drill very fast at shallower depths. These rigs are well suited for shallow vertical drilling.

      Single, double and coiled tubing rigs are generally used in the shallow drilling market, while triple rigs, which have greater hoisting capacity, are used in deeper exploration and development drilling, usually carried out in western Canada's foothills and Rocky Mountain regions. The deeper rig fleet (triples) includes specialized rigs for deep sour gas well drilling and Arctic class rigs that, although currently operating in Alberta and British Columbia, are equipped to operate in very cold temperatures. The remaining rigs in Precision's fleet are Super Single(R) rigs, which garner an industry market share of 88% within their rig class. The Super Single(R) rigs are manufactured by Precision and are equipped with top-drive drilling systems, range 3 drill pipe and automated pipe handling and are capable of slant drilling.

      The Super Single(R) Light, a smaller capacity, specialized version of the Super Single(R), was operational throughout 2004. Two Super Single(R) Light rigs are in the fleet today and the Corporation plans to build three more in 2005. These rigs have been built for drilling shallow wells up to 1,200 metres in depth. Using jointed range 3 drill pipe, the design incorporates proven technology and reliability in a light weight, easily moved load configuration. These rigs compete with coiled tubing rigs and offer greater drilling capability over a wider range of well parameters.

      Slant drilling involves tilting a rig mast from vertical and is primarily used to drill multiple directional wells from one location. In certain instances, Super Single(R) rigs allow for drilling to be carried out on a more cost effective basis than using conventional drilling techniques. Drilling multiple wells from one location for instance, improves the


                           ANNUAL INFORMATION FORM - 10
economics of developing shallow heavy oil reserves in the WCSB. Additionally the same technique also allows for exploitation of reserves located in environmentally sensitive areas or inaccessible locations and eliminates the costs of building access roads for multiple drilling locations. Precision believes the Super Single(R) drilling rig category will continue to offer significant revenue growth. In addition to conventional wells, Precision's Super Single(R) drilling rigs have been adapted to meet operational needs in the development of oil sands production in northern Alberta.

      Precision has taken a lead role in drilling numerous steam assisted gravity drainage ("SAGD") projects that involve a centralized mud system and other innovative rig design features. SAGD is used extensively in the production of heavy oil reserves and oil sands in-situ bitumen.

      A total of 43 of Precision's drilling rigs are electrically powered, with the remaining rigs mechanically powered. Diesel-electric powered rigs provide precise rotational control and are considered more power efficient than mechanical rigs. A diesel-electric rig is well suited for horizontal and directional drilling. Many of Precision's mechanically powered rigs are also capable of horizontal and directional drilling by equipping the rigs with additional equipment which Precision has readily available. Precision continually seeks to upgrade and modify its rig fleet to maximize performance. During 2004, two light triple rigs were converted to electric power with a complete retrofit and design change extending their depth rating to 4,000 metres. Precision works hard to remain abreast of, and in many cases, leads advances in specialized drilling techniques and technology to maximize power output and minimize environmental impact.

      To facilitate customer requirements on moderate to deep wells, Precision owns 16 mobile top drives. A top drive is used to rotate the drill string and provides greater efficiency in the drilling of a well compared to the traditional rotary table. A top drive is suspended in the mast of the drilling rig and is powered by a hydraulic or electric motor. All Super Single(R) drilling rigs are equipped with a permanently mounted top drive as part of the rig inventory.

         The following rig type table lists the drilling depth capability of Precision's drilling rigs and the total Canadian land drilling industry's rigs in the WCSB as at December 31, 2004. In addition, the capabilities of Precision's rigs operating outside Canada are listed.

                                                                  CANADA                                INTERNATIONAL
                                                                  ------                                -------------
                                               PRECISION            INDUSTRY (2)                          PRECISION
                                               ---------            ------------                          ---------
                                          # of       # of         # of       % of   PD Market         # of         % of
Rig Type         Depth Rating to          Rigs      Fleet         Rigs      Fleet   Share % (3)       Rigs        Fleet
-----------------------------------------------------------------------------------------------------------------------
Single                    1,200m             16          7          111        15           14           --          --
Super Single(R)(1)        2,500m             21          9           24         3           88            3           6
Double                    3,500m             95         41          330        46           29           10          21
Light triple              3,600m             45         20          118        17           38           10          21
Heavy triple              7,600m             41         18          101        14           41           25          52
Coiled tubing             1,500m             11          5           36         5           31           --          --
-----------------------------------------------------------------------------------------------------------------------
Total                                       229        100          720       100           32           48         100
-----------------------------------------------------------------------------------------------------------------------

Notes:
(1) Super Single(R) excludes single rigs that do not have automated pipe handling systems, or do not have a self contained top drive, or cannot run range 3 drill pipe/casing.
(2) Source: Daily Oil Bulletin's Rig Locator Report as of December 31, 2004. Precision has allocated each company's rig fleet by rig type.
(3)  Market share means Precision's rigs as a percentage of the industry's rigs.

During 2004, the industry added significant drilling capacity in Canada with approximately 45 new drilling rigs, a 7% increase. Almost all of the additional rigs had a depth rating of less than 3,000 metres with new coiled tubing rigs leading the way with 12 and a 50% rig type increase. Customer demand to drill conventional natural gas and oil wells, in combination with the improving commercialization of natural gas in coal, oil sands and tight natural gas formations are driving demand for rigs to record levels.

      Precision has a balanced offering in all rig types, with particular strength in deep drilling. As the Corporation's customers turn to deeper wells to discover new reserves, Precision's 41% market share in rigs with a capacity greater than 3,600 metres is noteworthy. Drilling opportunities for tight natural gas in deeper geological formations is a market


                           ANNUAL INFORMATION FORM - 11
where Precision has particular leverage, a market many expect to emerge in Canada much the way it has in the United States.

      Precision has consistently been the most active land drilling contractor in Canada as measured by metres and wells drilled. Since 1997, Precision has sustained a market share in those categories of greater than 30%. During 2004, Precision achieved a utilization rate of just over 50% for its drilling rigs compared to the average industry utilization rate in Canada of just under 53%. Precision's strategy with respect to its drilling operations emphasizes achieving an industry equivalent level of utilization for its equipment, thereby enabling Precision to maintain a stable workforce. Precision believes that continuing reinvestment in its already strong fleet of drilling rigs should allow it to retain a leading role in the Canadian land drilling market.

         The following table lists the drilling rig utilization rates and certain other drilling statistics for Precision in Canada and the total Canadian land drilling industry in the WCSB for the years indicated:

                     UTILIZATION RATES (%)          METRES DRILLED (000S)                      WELLS DRILLED(2)
                     ---------------------          ---------------------                      ----------------
                                                                              % of                                 % of
                    Precision   Industry(1) Precision  Industry (1)       Industry  Precision  Industry (1)    Industry
-----------------------------------------------------------------------------------------------------------------------
2004                     50.3         52.9      8,021       23,526            34.1      7,525       21,793         34.5
2003                     52.0         53.1      8,604       21,802            39.5      8,451       20,694         40.8
2002                     38.3         39.4      6,222       15,708            39.6      6,315       14,920         42.3
2001                     51.6         53.0      7,384       18,855            39.2      6,907       17,359         39.8
2000                     52.5         55.2      6,771       18,242            37.1      6,143       16,565         37.1
-----------------------------------------------------------------------------------------------------------------------

Notes
(1) Industry numbers exclude drilling rigs not registered with the Canadian Association of Oilwell Drilling Contractors (CAODC) and non-reporting CAODC member contractors.
(2)   The number of wells drilled is reported on a rig release basis.

      For calendar year 2004, Precision drilled 7,525 exploration and development wells, accounting for 35% of industry wells in western Canada.

      Precision supports initiatives to increase the involvement with First Nations communities in its business. This is directed towards local employment to supplement oilfield service manpower needs and to foster the economic participation of aboriginals in commerce that is taking place in and around their traditional lands. The economic arrangements include joint ownership of one drilling rig through the Four Lakes Precision Drilling Limited Partnership and sponsorship based on rig activity to support community development in remote areas.

      The drilling industry in Canada requires specialized skill and knowledge which, for the past decade, has been in systemic short supply with equipment capacity expansion to meet the growing number of wells drilled. A drilling rig crew is comprised of a rig manager, driller, derrickman, motorman, floorhands and leasehands. The floor and lease positions are entry level with motor, derrick and driller more advanced. Each position has certain prerequisite qualifications and training. Well control, H2S, first aid, fall protection, work place hazardous materials and various aspects of Precision's health safety and environment management systems are all key training components.

      While the shortage of labour in the oilfield service industry is widely known, emphasis should be placed on the retention of experienced employees. Precision has an ample flow of new applicants seeking a job in the drilling industry as a leasehand or floorhand. The shortage is not new applicants, it lies with the senior experienced positions of derrickman, driller and rig manager. A shortage occurs in high activity periods when most of the rig fleet is working. The service industry loses experienced employees to its customers, to other oilfield industries and to other industries due to the nature of the work and the well-to-well uncertainty of continuing employment.

      With 229 drilling rigs in Canada, Precision has a pool of equipment and an invaluable pool of experienced employees. Precision's ability to work an entire fleet of rigs, given Canadian seasonality, arises from its ability to retain experienced employees in low activity periods, orientate new employees and effectively administer personnel and payroll functions.

      Precision approaches this challenge through a number of measures that include:

      o In-house 3-day orientation courses including rig simulation

      o Scheduling and financial assistance towards required training and certification


                           ANNUAL INFORMATION FORM - 12

      o Target Zero(TM) Safety vision

      o In-house Rig Manager course

      o In-house Employee Observation and Communication seminar o
        Designated Driller program

      o Centralized field personnel and payroll departments

      o Integrated information systems and standardized technology at the desktop

      o Continuous field support through management and safety

      The provision of an experienced competent crew is a competitive strength, highly valued by customers.

      In addition to company initiatives such as those above, the Corporation is active as a member of the Canadian Association of Oilwell Drilling Contractors in bringing about the world's first designated trade certification for drilling rig workers. With registration commencing in the summer of 2005, Alberta is the first jurisdiction to recognize the specialized skill and knowledge a driller possesses. The compulsory journeyman trade certification will be called "Rig Technician". The apprenticeship program requires the successful completion of three training levels and the accumulation of 6,750 hours of experience with 1,000 as a driller. In the long-term, this initiative should foster individual career opportunities, high quality training, consistent use of industry recommended practices and the retention of experienced workers.

      The Corporation owns three subsidiaries: Columbia Oilfield Supply Ltd., LRG Catering Ltd. and Rostel Industries Ltd. which provide support services primarily to Precision's Canadian Contract Drilling operations, and in some cases to the oilfield industry.

      Columbia Oilfield Supply Ltd. ("Columbia") became a wholly owned subsidiary of Precision in 1997 and has been in business since 1977 as a general supply store to the oilfield service industry with drilling contractors as their main customers. Columbia's prime focus is to facilitate the consumable requirements of Precision's drilling, well servicing and snubbing operations in Canada. Columbia's system of procurement is tightly integrated with operational purchasing. The handling of high volume supplies and distribution to the worksite further enhances Precision's operational model. The standardization of parts and supplies, in combination with centralized vendor relationship management, provides significant value.

      LRG Catering Ltd. ("LRG") is a camp and catering company providing food and accommodations to the Canadian oil and gas drilling industry and became a wholly owned subsidiary of Precision in 1993. A typical drilling camp consists of a five or six-unit structure that can accommodate 20 field employees and feed up to 50 workers daily. Established in 1976, LRG has grown significantly over the past seven years. LRG operates 87 quality camp facilities with additional base camp offerings. LRG contracts its business directly with oil and gas customers or indirectly as an ancillary service through the drilling rig contract of its affiliate, Precision Drilling. Whether direct or indirect, LRG primarily serves the lodging and meal requirements of Precision's drilling rigs working in remote locations.

      Rostel Industries Ltd. ("Rostel") was established in 1976 as a machining and fabricating shop and became a wholly owned subsidiary of Precision in 1996. Rostel provides drilling equipment manufacture, certification and repair services. It also repairs and certifies, as required, rig components such as crowns, handling tools, traveling blocks and blowout preventers. This business uniquely positions the Corporation as the only Canadian drilling contractor with in-house rig building capability.

CANADIAN WELL SERVICING

Over the past four years, the Corporation has worked to strengthen all aspects of its well services business, from equipment and safety to cost control and profitability. Commencing in 1996 with the acquisition of EnServ Corporation and bolstered by the acquisition of CenAlta Energy Services Inc. in 2000, the Corporation has operated the largest fleet of service rigs in Canada for the past four years.

         Today, the Corporation has a diverse service rig fleet capable of performing service and completion jobs in any depth range, including heavy oil wells. It operates as Precision Well Servicing ("PWS"), a division of Precision Limited Partnership . The characteristics of the fleet, which currently operates only in the WCSB, is illustrated in the following table:


                           ANNUAL INFORMATION FORM - 13

                                          2004                    2003                   2002
--------------------------------------------------------------------------------------------------
                                    # OF      % OF         # of       % of         # of      % of
Type of Service Rig                 RIGS     FLEET         Rigs      Fleet         Rigs     Fleet
--------------------------------------------------------------------------------------------------
Freestanding mobile single             86        36           75         31           50        21
Single                                 --        --            1         --            1        --
Mobile single                          19         8           29         12           55        23
Double                                 65        27           57         24           58        24
Freestanding mobile double              9         3            6          3            6         2
Mobile double                          42        17           46         19           45        19
Heavy double                            1         1            7          3            7         3
Freestanding heavy double               1         1            2          1            2         1
Freestanding slant                     16         7           16          7           16         7
--------------------------------------------------------------------------------------------------
Total                                 239       100          239        100          240       100
--------------------------------------------------------------------------------------------------

         During 2004, the service rig fleet generated 472,008 operating hours for a utilization rate of 54% based on 239 available rigs. The calculation assumes that available hours per year is 3,650 for each rig.

                                   # of Rigs      # of Operating Hours        Rig Utilization %
-----------------------------------------------------------------------------------------------
2004                                     239                   472,008                       54
2003                                     239                   439,519                       50
2002                                     240                   392,210                       45
-----------------------------------------------------------------------------------------------

      During 2004, PWS maintained an industry market share of 26% based on an average registered CAODC industry service rig fleet of approximately 900 in western Canada. PWS continued to upgrade its fleet through initiatives that include freestanding conversion and new five ton transporters, new pump trucks, engines, doghouses and mud pumps. As at December 31, 2004, PWS had 112 freestanding service rigs representing 47% of its service rig fleet. This is an increase of 13 rigs and 6% over 2003. A freestanding rig is more efficient to set up, minimizes surface disturbance and, as there is no need for mooring, reduces the possibility of striking underground pipelines.

      Well service rigs are typically operated by a crew of four or five workers and include additional equipment such as circulating pumps, tanks, blowout preventers and tools. These rigs are mobile and can be moved to new locations quickly and with relative ease. In general, well servicing activities are conducted during daylight hours. PWS typically charges its customers an hourly rate for its services based on a number of considerations including market demand in the region, the type of rig and complement of equipment required. Service rigs are typically used during the completion phase of a well, instead of larger, more expensive drilling rigs, to reduce the cost of completing the well. The demand for well completion services is related to the level of drilling activity in a region. The demand for production or "workover" services is based upon the total number of active wells, their age and their producing characteristics. Consequently, demand for completion services is generally more volatile than workover services. Completion services accounted for approximately 34% of PWS's well servicing activity in 2004.

      Completion services prepare a newly drilled well for production. Completion services may involve cleaning out the wellbore, and the installation of production tubing, downhole equipment and wellheads. Service rigs work jointly with other services to perforate the wellbore to open the producing zones and in stimulating the producing zones to improve productivity. The well completion process may take one day to many weeks to complete and PWS provides a service rig to assist during most or all of this process.

      Workover services are generally provided when a well needs major repairs or modifications and often involve operations similar to those conducted during the initial completion of a well. Workovers may also involve restoring or enhancing production in an existing producing zone, changing to a new producing zone, converting the well for use as an injection well for enhanced recovery operations or plugging and abandoning the well. Workover services also include major subsurface repairs such as casing repair or replacement, recovery of tubing and removal of foreign objects, such as lost tools, in the wellbore. Workover activities may require a few days to several weeks to complete. During this time PWS could work alongside other oilfield services on the well location as directed by its customer. These other services include well testing and stimulation.


                           ANNUAL INFORMATION FORM - 14

      Well maintenance services are often required to ensure continuous and efficient operation of producing wells. These services include routine mechanical repairs such as repairing broken pumping equipment in an oil well or replacing damaged rods and tubing. Maintenance services are generally required throughout the life of a producing well and are typically required more often for oil wells than gas wells. Well maintenance activities may require a few hours to several days to complete. While workover and maintenance activities are not directly linked to drilling activities, they are influenced by both the short-term and long-term outlooks for oil and gas prices as well as reservoir depletion. Furthermore, an increase in drilling activity leads to more producing wells that in time require workover and maintenance services in future years.

      Live Well Service ("Live"), also a division of PLP, currently markets 25 portable hydraulic rig assist snubbing units and one stand alone unit in western Canada. Rig assist snubbing units are equipped with specialized pressure control devices, which allows for completions and workover operations while the well is under pressure. This type of unit is a hydraulic rig assist unit, which can be rigged up in less than two hours onto a service rig floor. It is called rig assist because it requires a rig to also be present on the well location. Snubbing units may also be part of the equipment used in Controlled Pressure Drilling(R) ("CPD(R)") operations during the drilling or completion of a well.

      Live completed the construction of a proprietary, stand-alone snubbing unit during December 2004 and a patent is pending. With field testing scheduled for the first quarter of 2005 the stand-alone unit is a unique and innovative design. The unit does not require a service rig on the well location. It is designed to be self-sufficient with automated tubular handling and numerous control features to further enhance safe, cost effective snubbing operations.

      Traditional well servicing operations requires the pressure in a well to be neutralized, or killed, prior to performing such operations so that they can be conducted safely. Certain wells can be damaged if they are killed, as the fluids used in the process may cause the flow characteristics of the producing formation to be adversely affected. Consequently, snubbing units have been developed to perform certain workover, completion and CPD(R) activities without killing the well. The Corporation believes that the use of snubbing units is increasing as oil and gas companies become more aware of the potential risks of formation damage that can be avoided by using snubbing units and techniques. Snubbing is typically performed on natural gas wells. The escalating trend toward higher natural gas well drilling and low pressure production in the WCSB is having a positive effect on demand for Live's services.

INTERNATIONAL DRILLING

On May 21, 2004, Precision acquired all of the land drilling business carried on by GlobalSantaFe Corporation for an aggregate purchase price of US$316,500,000. This land drilling business, which is now carried on through the Corporation, consisted of 31 land drilling rigs located in Kuwait, Saudi Arabia, Egypt, Oman and Venezuela. In addition to the 31 excellent quality primarily heavy duty land rigs, the Corporation also acquired an extensive fleet of specialized rig transport equipment, approximately 1,300 experienced international staff of some 27 nationalities and expanded its geographical base significantly in the Middle East, North Africa and South America.

      Prior to this acquisition, the strategy was to grow the Corporation's rig count in select international regions where its technology, which had been proven in the Canadian market place, differentiated Precision from the competition and where a significant presence could be established. The acquisition changed that approach somewhat by adding established businesses complete with high quality equipment and, more importantly, experienced senior management and long serving, indigenized field personnel. Of particular interest to Precision was the instant economies of scale and credibility added to its Middle East presence where the newly acquired business had been operating for over 40 years.

      This acquisition transformed Precision into the third largest provider of land rigs in the international market and broadened the Corporation's international product offering. As a result, Contract Drilling's operating days in the international market increased exponentially compared with 2003.

      At December 31, 2004, Precision's international drilling operations included 48 rigs as follows:

      In Kuwait, Precision has a total of 12 predominantly heavy duty land rigs with eight currently operating under long-term daywork contracts for both the Kuwait national oil company and in the neutral zone between Kuwait and Saudi Arabia. In addition there is an extensive fleet of transport and supply equipment supporting these operations.

      In Saudi Arabia, Precision has four heavy duty land rigs operating under long-term daywork contracts.


                           ANNUAL INFORMATION FORM - 15

      In Oman, Precision has a total of four rigs with three currently operating under long-term daywork contracts.

      In Egypt, Precision has four predominantly heavy duty land rigs all currently operating under medium-term daywork contracts for three separate oil companies. In addition there is a fleet of transport equipment supporting these operations.

      In India, Precision has two rigs, one land rig working on a medium-term daywork contract and one rig on an offshore platform operating on a medium-term daywork contract.

      In the Persian Gulf, Precision has one heavy duty land rig operating on a medium-term daywork contract.

      In Mexico, Precision has a total of 10 land rigs with between six and 10 operating at any time under a contract for integrated services provided by Precision on a turnkey basis.

      In Venezuela, Precision currently has 11 predominantly heavy duty land rigs with eight currently operating under medium-term daywork contracts for both the national oil company and other international operators.

ENERGY SERVICES

The Energy Services segment (formerly Technology Services) carries on business through three main business lines, being: Wireline Services, Drilling & Evaluation Services and Production Services. Wireline includes open hole, cased hole and slickline services. Drilling & Evaluation includes measurement while drilling ("MWD"), logging while drilling ("LWD"), directional drilling and rotary steerable services. Production Services includes well testing and Controlled Pressure Drilling(R) (which includes underbalanced drilling services). In addition to the three main business lines, Energy Services derives other revenues from the provision of project management services on the Burgos Project in Mexico.

Revenue generated by Energy Services operations is as follows:

(In thousands $)                                   2004                     2003                    2002
-------------------------------------------------------------------------------------------------------------
Years ended December 31                    REVENUE      % OF       Revenue       % of       Revenue      % of
-------------------------------------------------------------------------------------------------------------
Wireline Services                      $   424,575        49   $   298,568         43   $   227,497        39
Drilling & Evaluation Services             270,595        31       223,442         32       178,675        30
Production Services                         97,437        11        95,426         14       100,670        17
Other Services                              81,707         9        79,163         11        79,338        14
-------------------------------------------------------------------------------------------------------------
                                       $   874,314       100   $   696,599        100   $   586,180       100
-------------------------------------------------------------------------------------------------------------

WIRELINE SERVICES

Wireline logging services are used to measure the physical properties of underground formations to help determine the location and potential deliverability of oil and gas in a reservoir after a hole is drilled. The provision of wireline services is divided into three categories; open hole, cased hole and slickline services. Precision gained a foothold in the wireline market in 1999 through the acquisition of Computalog Ltd., which had long enjoyed a reputation primarily in Canada for quality service in cased hole and open hole wireline logging. In 2004, the Corporation acquired UK-based Reeves Oilfield Services Ltd., a provider of unique Compact(TM) open hole technology with operations in the U.S., Canada, Europe, the Middle East, Africa and Australia.

      Open hole logging assists in locating oil and gas by measuring certain characteristics of geological formations and providing permanent records called "logs". Cased hole services are performed at various times throughout the life of the well and include perforating, completion logging, production logging and wellbore integrity services. Wireline services are provided from surface logging units, which lower tools and sensors into the wellbore mainly on a single or multiple conductor wireline. However other conveyance methods are also available. As the wireline pulls the tools through the wellbore, log measurements are gathered and relayed through the wireline cable to a computerized surface data acquisition and processing system. These systems are an integral component of each wireline unit.

      Open hole logging may be performed at different intervals during the well drilling process or immediately after a well is drilled. This logging data provides a valuable benchmark that future well procedures may be referenced to. The open hole sensors and tools are used to determine well lithology and the presence of hydrocarbons. Formation characteristics such as resistivity, density and porosity are measured using electrical, nuclear, acoustic, magnetic and mechanical technologies. This data is then used to characterize the reservoir and describe it in terms of porosity, oil, gas, or water content and an estimation of productivity. This information can be further refined at a later time in one of the


                           ANNUAL INFORMATION FORM - 16

Corporation's log interpretation centers. Wireline services can relay this information from the wellsite on a real time basis via a secure satellite transmission network and secure internet connection to the client's office for faster evaluation and decisions. Most of its open hole tools and sensors are proprietary.

      After the wellbore is cased and cemented, the cased hole division can perform a number of different services. Perforating the casing allows oil and gas to flow to the surface. Production logging may be performed throughout the life of the well to measure temperature, fluid type, flow rate, pressure and other reservoir characteristics. This helps the operator analyze and monitor well performance and determine when a well may need a workover or further stimulation. In addition, cased hole services may involve wellbore remediation, which could include the positioning and installation of various plugs and packers to maintain production or repair well problems. Some of Precision's cased hole tools are proprietary.

      At Precision's facilities in Fort Worth, Texas and East Leake in the UK, Precision designs, assembles and services open hole and cased hole logging tools, and surface equipment. The specialized truck-mounted and skid-mounted wireline logging units are manufactured and assembled to the Corporation's specifications by third parties. The focus of open hole wireline research and engineering has been on the development of new and/or improved downhole sensors for Precision's Compact(TM) and standard logging suites. In cased hole, the Slim Monopole Array Sonic, Pulsed Neutron Decay Detector, Ultrasonic Cement Scanner, Production Fluid Identifier and Casing Inspection Tool, are in the final stages of development.

      Slickline, which utilizes a solid steel non-conductor line, in place of a single or multiple conductor braided line used in electric logging, is used primarily in producing wells for running downhole memory tools, manipulating downhole production devices and fishing services.

      In 2004, the Corporation opened a new training facility in Fort Worth, Texas. The facility is used to train employees in health, safety and environment awareness, as well as job specific skills such as employee orientation, equipment operation, defensive driving and the handling and security of hazardous materials.

      Precision provides wireline and slickline services with a total of 320 units deployed from its service centres in Canada, the U.S., and internationally.

DRILLING & EVALUATION SERVICES

Directional drilling is the use of equipment and engineering to intentionally change the angle of a wellbore so that the trajectory of the wellbore can be accurately controlled, drilling efficiency can be enhanced or formations or obstructions can be circumvented in order to reach the pay zone. The acquisition of Computalog Ltd. in 1999 marked Precision's entry into the directional drilling services market. Directional drilling services offered worldwide were strengthened with the acquisitions of BecField Drilling Services Ltd. in January 2001, and the electromagnetic ("EM")/MWD technology, from Geoservices, S.A. in October 2000.

      Precision supplies specialized equipment including MWD, LWD, rotary steerable systems, surveying and drilling motors along with experienced personnel for directional and horizontal drilling operations. Those services are available for directional control, slant well drilling, single and multi-lateral horizontal wells, and other directional applications. Directional drilling and some MWD equipment is engineered and assembled in Edmonton, Alberta and Fort Worth, Texas while LWD and other MWD tools are manufactured and assembled in Houston, Texas. Precision Energy Services has MWD/LWD related research and engineering facilities in Hannover, Germany; Tewkesbury, England; and Houston, Texas.

      A MWD system is usually connected behind a mud motor or rotary steerable system and relays continuous real time information to the surface to monitor the trajectory of the well being drilled. A LWD system is connected behind a mud motor or rotary steerable system and monitors formation characteristics while drilling, similar to the measurements made with open hole logging tools, and relays the data to surface in real time. MWD and LWD information is transmitted to the surface via pressure pulses or by electromagnetic waves. Using MWD information, the operator steers the drill bit to the prescribed target location. Unlike previous technologies, MWD and LWD do not require the drill string to be tripped out of the hole while the well trajectory and formation characteristics are being measured, thus saving valuable time.


                           ANNUAL INFORMATION FORM - 17

      The desire for new technology was the rationale behind the formation of Advantage R & D, Inc., ("Advantage") in 1999. Advantage focuses on the research and engineering of MWD and LWD technologies and advanced directional drilling systems. The Advantage research and engineering strategy has initially been directed towards the high temperature MWD and LWD market with respect to land-based as well as deep-water drilling markets. Advantage has developed directional, gamma ray, resistivity, neutron porosity, bulk density, pressure while drilling and downhole environment severity sensors. During 2004, the Corporation completed the design and testing of its Revolution(R) rotary steerable system for a variety of hole sizes from 5-7/8 inch to 14 inch. In addition, the 4-3/4 inch and 6-3/4 inch models completed extensive field trials during 2004 and have been fully commercialized, while the 8-1/4 inch model is in field testing and is planned to be commercialized in the first half of 2005. The Revolution(R) system is a slim, automated downhole drilling assembly that enables precise wellbore steering while maximizing the rate of penetration. Advantage is located in Houston, Texas, in a research and development facility that has state of the art testing equipment complete with extensive well simulation capabilities.

      The directional drilling facility in Edmonton, Alberta is responsible for the design and assembly of pressure pulse MWD systems and certain directional survey tools which are manufactured to Precision's specifications by third parties in Canada. The Edmonton facility is also responsible for the design of drilling motors which are manufactured by third parties in Canada to Precision's specifications and assembled at its Fort Worth facilities. These MWD, survey and drilling motors are utilized by the Corporation worldwide in providing directional drilling services.

      Precision has established a portfolio of patents and patent applications directed to key aspects of its MWD, LWD and rotary steerable services. The Corporation has focused on patents covering key aspects of technology in LWD nuclear and resistivity measurements, electromagnetic telemetry and its Revolution(R) rotary steerable system. In addition, with the acquisition of the EM/MWD businesses of Geoservices, Precision acquired a worldwide, exclusive license to electromagnetic telemetry patents and patent applications owned by Geoservices for use in MWD services.

      Precision Energy Services provides Drilling & Evaluation services in nearly all global markets. The largest is the North American market followed by a strong presence in Latin America, Asia and the Middle East. Precision opened new operations in the North Sea in 2004, providing rotary steerable and LWD services in both the UK and Norwegian North Sea sectors. Middle East Operations include ongoing work in northern Africa.

PRODUCTION SERVICES

Production Services provides separation services, well testing and Controlled Pressure Drilling(R) ("CPD(R)") or underbalanced drilling ("UBD") services to oil and gas producers. Precision entered the production services market through the acquisition of Northland Energy Corporation and InterTech Drilling Solutions Ltd. in mid 1998. In 2000, Precision acquired the Entest Corp. personnel and equipment to expand its well testing and CPD(R) operation into low and medium pressure market segments in Canada. The acquisition of Norward Energy Services in 2001 further increased the capabilities of the Corporation to provide high pressure and sour separation services to Canada as well as gaining a testing operation in the northwest United States. In 2001, to facilitate expansion outside of Canada, the Corporation acquired the assets of ITS-Testco LLC to establish a separation services base in Mexico to service an integrated services contract in the Burgos region and facilitate expansion of services elsewhere in Mexico. In 2001, the Corporation also acquired the testing assets of Core Laboratories/Pencor in Venezuela.

      The separation business supplies personnel and equipment on a wellsite to recover a mixture of solids, liquids and gases from oil and gas wells. Precision designs equipment and provides training to its personnel to enable safe separation of the recovered solids, liquids and gases while accurately measuring each component and ensuring proper well control. These services are used during drilling, post stimulation or after recompletion of existing wells and the service is commonly called well clean up or flow back, while the actual process of measurement and evaluation of reservoir fluids is called well or flow testing. The operator requires a well to be properly cleaned up prior to undertaking any well or flow test to ensure that the true deliverability of the well can be determined. To provide more efficient operations with environmental benefits Precision has continued to develop its services with the introduction of in-line testing, allowing separated fluids to be captured for sale instead of flaring or burning. Should flaring of gases be necessary, due to a lack of pipeline infrastructure, Precision's enclosed ground burners and incinerators operating at elevated temperatures provide a more efficient means of hydrocarbon disposal when compared to conventional flare stacks.


                           ANNUAL INFORMATION FORM - 18

      The CPD(R)/UBD business provides engineers, personnel and surface control equipment, offering a complete service to drill a CPD(R) or UBD well. The concept of CPD(R) is to use a lighter drilling medium than that normally used to ensure hydrostatic pressure in the wellbore is lowered to reduce drilling related challenges and formation damage and allow formation characterization during drilling operations. Often exhaust gas, or inert gas such as nitrogen is injected downhole with the drilling mud to create the required lighter drilling medium. Reservoir fluids can be allowed to flow to the surface as the well is being drilled instead of exposing the reservoir to drilling mud invasion due to the overpressure nature of a mud column in the wellbore. This concept attempts to avoid formation damage experienced in many wells, particularly horizontal wells, which are more susceptible to formation damage problems caused by the drilling mud itself due to the lengthened duration of drilling within the reservoir. With the increase in the number of horizontal wells being drilled and the increase of sub-hydrostatic reservoirs, where drilling challenges such as lost circulation and differential sticking are often encountered, the use of CPD(R)/UBD technology has been steadily increasing.

      Production Services has successfully exploited its proprietary rotating blow-out preventer ("RBOP(R)"), and exhaust gas processors ("EGP") with several patents granted and other patent applications pending. The RBOP(R) device seals off the wellbore annulus at surface by gripping and sealing around the drill pipe and rotating freely with it. It then diverts the pressurized flow of drilling fluids, gas, oil and cuttings to a choke manifold and separation package. The EGP satisfied the service gas requirements of CPD(R) and, with the acquisition of nitrogen membrane systems, Precision has total CPD(R)/UBD service gas capabilities.

      Precision is the largest provider of well testing, flowback and CPD(R) services in Canada with its principal operations in Alberta, together with operations in British Columbia and Saskatchewan. In the Rocky Mountain Region of the U.S., the Corporation maintains the largest single market share at approximately 25% competing primarily against smaller local and Canadian players.

      From its East coast operation in the UK, Precision operates a CPD(R) and testing services business, with a focus on the North Sea, Eastern Europe and North Africa.

      In the Middle East, Precision has established operations in Oman, Saudi Arabia and Yemen, where the business provides CPD(R) services and early production facilities.

RENTAL AND PRODUCTION

The rental services component of the Rental and Production segment of the Corporation is carried out through Precision Rentals Ltd. ("Precision Rentals"), a large provider of oilfield equipment serving the western Canadian market. The production services component of this segment is carried out through CEDA International Corporation ("CEDA"), which is a leading provider of industrial maintenance and turnaround services, including specialized catalyst handling, both in Canada and the U.S.

      Revenue generated in Rentals and Production is as follows:

In thousands $)                                  2004                     2003                    2002
-----------------------------------------------------------------------------------------------------------
Years ended December 31                  REVENUE      % OF       Revenue       % of       Revenue      % of
-----------------------------------------------------------------------------------------------------------
Rental Services                      $    39,690        18   $    36,478         17   $    24,469        13
Production Services                      175,802        82       174,246         83       168,371        87
-----------------------------------------------------------------------------------------------------------
Total                                $   215,492       100   $   210,724        100   $   192,840       100
-----------------------------------------------------------------------------------------------------------

RENTAL SERVICES

Precision Rentals Ltd. ("Precision Rentals") is an oilfield rental company serving the equipment needs of producers throughout western Canada. Its operations are well positioned with a comprehensive network of field offices and equipment stocking points, making Precision Rentals one of the largest providers of oilfield rental equipment in Canada. Precision Rentals' equipment is divided into three product categories:

      o Surface drilling, completions and production equipment;

      o Specialty drill string tubulars and well control equipment; and

      o Field and wellsite accommodations.

      In response to changing market dynamics over the past three years, Precision Rentals has undergone considerable change. In 2002, the in-house manufacturing facility for wellsite accommodations was closed and in 2003 three single


                           ANNUAL INFORMATION FORM - 19
product divisions, formerly known as Ducharme Rentals, Big D Rentals and Smoky Oilfield Rentals, were combined under the name Precision Rentals. Throughout 2004, the focus has been to document and modify business processes to facilitate a new multi-product delivery strategy. For 2005, these efforts will result in the implementation of a new enterprise-wide accounting software package.

      Precision Rentals continues to reinvest in new equipment to keep its fleet in good condition and of a mix to meet customer demand. The rate of reinvestment has averaged almost 50% of after tax cash flow margins over the past four years, without any expansion by way of acquisition of competing businesses.

      The inventory of the surface drilling, completions and production line includes storage tanks, high and low pressure oil and gas separators, sump and shale tanks and related equipment. Precision Rentals also supplies the patented Vapour Tight Oil Battery(TM), which allows for safe, single well production of oil with H2S content through the use of a 500-barrel vessel with gas metering and flaring capabilities.

      The inventory of the speciality tubulars and well control line consists of approximately 10,000 joints of specialty drill pipe and collars, 4,000 handling tools, valves, kellys and floats and blowout prevention equipment (which includes valves, pumps and diverter systems).

      The field and well site accommodation portion of Precision Rentals consists of a fleet of approximately 281 fully equipped and furnished units. These units are often delivered to rig locations using Precision Rental's own air-ride trucks and tri-axle trailers.

PRODUCTION SERVICES

CEDA is a leading provider of industrial maintenance and turnaround services and other specialized services to various production industries in Canada and the U.S. The main areas of its operations are industrial cleaning, catalyst handling and mechanical services, usually carried out in large plants such as refineries, gas plants, petro-chemical facilities and the pulp and paper industry. Industrial cleaning encompasses high pressure water blasting, large scale industrial vacuuming (174 vacuum trucks) and specialized chemical cleaning. High pressure water blasting equipment (81 units and 15 bundle blasters) pumps water at pressures up to 40,000 psi to clean equipment and systems that are externally accessible. When equipment and systems are not externally accessible, cleaning requires the circulation of chemical formulations through a closed system. Specialized chemical cleaning utilizes a team of chemists, engineers and service technicians who combine their expertise to provide highly specialized and environmentally sound chemical cleaning services. Catalyst handling involves the removal and replacement of catalyst in reactors at refineries or petrochemical facilities. Mechanical services include bolt tensioning, machining and leak repair services. Specialized mechanical services utilize technology and equipment to unfasten, repair and refasten flanges and piping systems with resulting savings of time and money and reduction of fugitive emissions. These services are usually undertaken at customer locations, frequently under critical time constraints, during scheduled shut downs or emergencies.

      With many years of experience in providing dredging, dewatering and water recycling services, CEDA operates a modern fleet of equipment that includes portable dredges, dewatering centrifuges and unique oil-skimming equipment capable of assisting companies in dealing with a variety of water-related maintenance services. The equipment and staff work in a variety of industries from chemical plants and refineries to mining, utilities and pulp and paper operations.

      In Canada, CEDA and its subsidiaries operate from 18 operating centers plus a network of three dealerships. In the U.S., CEDA provides a full suite of services out of 10 major operating centers.

                                    DIVIDENDS

No dividends have been paid on any Common Shares of the Corporation since its inception. There is no current intention to change the policy of not paying dividends. Any decision to pay dividends on the Common Shares in the future will be made by the Board of Directors of the Corporation and will be based on the Corporation's earnings, financial requirements and other conditions at the time.


                           ANNUAL INFORMATION FORM - 20

                        DESCRIPTION OF CAPITAL STRUCTURE

GENERAL DESCRIPTION

The authorized capital of Precision consists of an unlimited number of Common Shares, the holders of which are entitled to vote at all meetings of shareholders, receive any dividends declared on Common Shares and receive the remaining property of the Corporation upon dissolution in equal rank with the holders of all other Common Shares, subject to any superior rights. In addition, there are an unlimited number of preferred shares which, as a class, may be issued in one or more series and the directors may fix from time to time before such issue the number of preferred shares which is to comprise each series along with the designation, rights, privileges, restrictions and other conditions attaching to each series including rights on winding-up, and if there are any cumulative dividends or amounts payable on the return of capital in respect of a series of preferred shares that are not paid in full, all series of preferred shares shall participate rateably in respect of the accumulated dividends and return of capital. As at February 28, 2005 there were 61,297,033 Common Shares issued and outstanding and no preferred shares of any kind or series.

RATINGS OF DEBT SECURITIES

The following ratings have been assigned to the Corporation's debt securities by the rating agencies noted below. Please note that a security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the applicable rating organization.

                                             DBRS           Moody's        S & P
--------------------------------------------------------------------------------
Senior Unsecured Debt                         BBB              Baa2         BBB+
--------------------------------------------------------------------------------

The above noted ratings have the following meanings:

DOMINION BOND RATING SERVICES LIMITED ("DBRS")

DBRS' credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by DBRS is the fourth highest of nine categories and, according to DBRS, is assigned to debt securities of adequate credit quality. Protection of interest and principal is considered acceptable but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities.

MOODY'S INVESTOR SERVICES ("MOODY'S")

Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Baa by Moody's is the fourth highest of nine categories and, according to Moody's, is assigned to debt securities that are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody's appends numerical modifiers 1, 2 and 3 to each rating classification from Aa to Caa. The modifier 2 indicates a ranking in the mid-range of that generic rating category.

STANDARD & POOR'S, A DIVISION OF THE MCGRAW-HILL COMPANIES, INC. ("S&P")

S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB+ by S&P is the fourth highest of eleven categories and, according to S&P, indicates that the obligor has adequate capacity to meet its financial commitments. However, adverse conditions or changing circumstances are most likely to lead to a weakened capacity of the obligor to meet commitments. The addition of a plus (+) or minus (-) designation after a rating indicates relative standing within a particular rating category.



                           ANNUAL INFORMATION FORM - 21

                              MARKET FOR SECURITIES

TRADING PRICE AND VOLUME

      The Common Shares of the Corporation are listed for trading on the Toronto Stock Exchange ("TSX") and trade under the symbol PD and PD.U, and on the New York Stock Exchange ("NYSE") under the symbol PDS. The following tables set forth the monthly and quarterly price range and volume traded for the Common Shares of the Corporation on the TSX and the NYSE for fiscal 2004.

TSX (1)

(In Canadian dollars, except volume traded amounts)
Period                                     High                     Low                  Close           Volume Traded
----------------------------------------------------------------------------------------------------------------------
Jan                                       65.00                   55.89                  61.41               6,739,564
Feb                                       64.73                   60.05                  64.10               4,460,143
Mar                                       67.50                   59.60                  61.30               6,037,618
----------------------------------------------------------------------------------------------------------------------
Q1                                        67.50                   55.89                  61.30              17,237,325
----------------------------------------------------------------------------------------------------------------------
Apr                                       69.37                   60.78                  65.25               7,093,921
May                                       68.45                   58.16                  59.92               7,666,421
June                                      65.49                   58.32                  63.73               5,405,453
----------------------------------------------------------------------------------------------------------------------
Q2                                        69.37                   58.16                  63.73              20,165,795
----------------------------------------------------------------------------------------------------------------------
July                                      66.90                   62.60                  66.00               4,485,086
Aug                                       68.40                   62.55                  64.70               4,825,164
Sept                                      73.24                   64.34                  72.63               6,806,023
----------------------------------------------------------------------------------------------------------------------
Q3                                        73.24                   62.55                  72.63              16,116,273
----------------------------------------------------------------------------------------------------------------------
Oct                                       77.96                   70.54                  75.40               6,609,893
Nov                                       78.70                   69.32                  77.75               6,198,438
Dec                                       78.00                   69.90                  75.52               6,134,184
----------------------------------------------------------------------------------------------------------------------
Q4                                        78.70                   69.32                  75.52              18,942,515
----------------------------------------------------------------------------------------------------------------------
2004 Totals                               78.70                   55.89                  75.52              72,461,908
----------------------------------------------------------------------------------------------------------------------
(1) All price and volume information is from the TSX website.

TSX - PD.U  (1)

(In U.S. dollars, except volume traded amounts)
Period                                     High                     Low                  Close           Volume Traded
----------------------------------------------------------------------------------------------------------------------
Feb(2)                                    48.40                   45.80                  46.83                   2,200
Mar                                       49.79                   45.70                  46.72                   1,900
----------------------------------------------------------------------------------------------------------------------
Q1                                        49.79                   45.70                  46.72                   4,100
----------------------------------------------------------------------------------------------------------------------
Apr                                       51.00                   46.75                  47.75                  11,100
May                                       49.25                   42.75                  43.75                  20,500
June                                      47.50                   43.50                  47.50                   4,100
----------------------------------------------------------------------------------------------------------------------
Q2                                        51.00                   42.75                  47.50                  35,700
----------------------------------------------------------------------------------------------------------------------
July                                      51.00                   47.25                  49.50                   6,400
Aug                                       51.50                   47.63                  50.01                   5,200
Sept                                      57.50                   49.83                  57.50                   4,400
----------------------------------------------------------------------------------------------------------------------
Q3                                        57.50                   47.25                  57.50                  16,000
----------------------------------------------------------------------------------------------------------------------
Oct                                       61.51                   56.50                  61.00                   6,100
Nov                                       66.00                   58.00                  66.00                   1,500
Dec                                       63.00                   59.00                  62.50                     900


                           ANNUAL INFORMATION FORM - 22

Period                                     High                     Low                  Close           Volume Traded
----------------------------------------------------------------------------------------------------------------------
Q4                                        66.00                   56.50                  62.50                   8,500
----------------------------------------------------------------------------------------------------------------------
2004 Totals                               66.00                   42.75                  62.50                  64,300

(1) All price and volume information is from the TSX website. (2) Began trading
February 2, 2004.

NYSE (1)

(In U.S. dollars, except volume traded amounts)
Period                                     High                     Low                  Close           Volume Traded
----------------------------------------------------------------------------------------------------------------------
Jan                                       49.57                   43.30                  46.33               4,321,700
Feb                                       48.56                   45.12                  47.93               3,117,800
Mar                                       50.50                   45.02                  46.58               4,455,600
----------------------------------------------------------------------------------------------------------------------
Q1                                        50.50                   43.30                  46.58              11,895,100
----------------------------------------------------------------------------------------------------------------------
Apr                                       51.30                   46.48                  47.90               4,656,900
May                                       49.85                   42.30                  43.32               5,808,900
June                                      48.01                   43.06                  48.01               4,068,600
----------------------------------------------------------------------------------------------------------------------
Q2                                        51.30                   42.30                  48.01              14,534,400
----------------------------------------------------------------------------------------------------------------------
July                                      51.18                   46.88                  49.73               4,359,600
Aug                                       51.98                   47.54                  49.40               4,875,100
Sept                                      57.75                   49.39                  57.50               6,176,700
----------------------------------------------------------------------------------------------------------------------
Q3                                        57.75                   46.88                  57.50              15,411,400
----------------------------------------------------------------------------------------------------------------------
Oct                                       63.19                   55.85                  61.66               7,168,400
Nov                                       66.19                   57.80                  65.55               6,370,000
Dec                                       64.95                   57.51                  62.80               5,288,000
----------------------------------------------------------------------------------------------------------------------
Q4                                        66.19                   55.85                  62.80              18,826,400
----------------------------------------------------------------------------------------------------------------------
2004 Totals                               66.19                   42.30                  62.80              60,667,300

(1) All price and volume information is from the NYSE website.


                             DIRECTORS AND OFFICERS

The following table sets forth all of the current directors and officers of the Corporation together with the positions currently held by them with the Corporation, their principal occupation or employment during the last five years and the year in which they were first elected a director of the Corporation. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed. Officers are appointed annually and serve at the discretion of the Board of Directors of the Corporation.

Name                             Title                  Principal Occupation                         Director Since(1)
----------------------------------------------------------------------------------------------------------------------
W.C. (Mickey) Dunn (3)(4)        Director               Chairman, True Energy Ltd.                   September 1992
Age: 51
Edmonton, Alberta, Canada
----------------------------------------------------------------------------------------------------------------------
Robert J.S. Gibson (2)(4)        Director               President, Stuart & Company Limited          June 1996
Age: 58
Calgary, Alberta, Canada
----------------------------------------------------------------------------------------------------------------------
Patrick M. Murray (2)            Director               Chairman, President and Chief Executive Officer   July 2002
Age: 62                                                 Dresser, Inc. since April 2001. Prior to that, from
Dallas, Texas, USA                                      -1997 to 2001 Mr. Murray was President of Dresser
                                                        Equipment Group and Senior Vice President
                                                        Strategic Initiatives of Dresser Industries.
----------------------------------------------------------------------------------------------------------------------
Fred W. Pheasey (3)(4)           Director               Executive Vice President                     July 2002
Age: 62                                                 National Oilwell, Inc.
Edmonton, Alberta, Canada
----------------------------------------------------------------------------------------------------------------------

                           ANNUAL INFORMATION FORM - 23

Name                             Title                  Principal Occupation                         Director Since(1)
----------------------------------------------------------------------------------------------------------------------
Robert L. Phillips               Director               Corporate Director                           May 2004
Age: 54                                                 Mr. Phillips was most recently President and
Vancouver, British Columbia,                            Chief Executive Officer of BCR Group
Canada                                                  of Companies from 2001 to 2004.
                                                        Prior to that, he was
                                                        Executive Vice President
                                                        at MacMillan Bloedel
                                                        Limited from 1999 to
                                                        2001.
----------------------------------------------------------------------------------------------------------------------
Hank B. Swartout                 Chairman of the        Officer of the Corporation                   July 1987
Age: 53                          Board, President
Calgary, Alberta, Canada         and Chief
                                 Executive Officer
----------------------------------------------------------------------------------------------------------------------
H. Garth Wiggins (2)             Director               Principal, Kenway, Mack, Slusarchuk,         September 1997
Age: 56                                                 Stewart
Calgary, Alberta, Canada                                Chartered Accountants
----------------------------------------------------------------------------------------------------------------------
Jan M. Campbell                  Corporate              Officer of the Corporation                   N/A
Calgary, Alberta, Canada         Secretary
----------------------------------------------------------------------------------------------------------------------
R.T. (Bob) German                Vice President         Officer of the Corporation                   N/A
Calgary, Alberta, Canada         and Chief
                                 Accounting Officer
----------------------------------------------------------------------------------------------------------------------
Ian E. Kelly                     Senior Vice            Officer of the Corporation since May         N/A
Calgary, Alberta, Canada         President              2004. Prior to joining Precision, Mr. Kelly
                                 International          was Vice President for the Mediterranean
                                 Contract Drilling      and Middle East Operations for GlobalSantaFe
                                                        Corporation since 1999.
----------------------------------------------------------------------------------------------------------------------
John R. King                     Senior Vice            Officer of the Corporation since March       N/A
Calgary, Alberta, Canada         President              2003. Prior thereto, Mr. King was a
                                 Energy Services        Founder and Managing Director of RedTree
                                                        Capital Corporation since February 1998.
----------------------------------------------------------------------------------------------------------------------
M.J. (Mick) McNulty              Senior Vice            Officer of the Corporation                   N/A
Calgary, Alberta, Canada         President
                                 Operations Finance
----------------------------------------------------------------------------------------------------------------------
Dale E. Tremblay                 Senior Vice            Officer of the Corporation                   N/A
Calgary, Alberta, Canada         President Finance
                                 and Chief Financial
                                 Officer

(1) The Corporation has a policy that any non-employee director cannot be a board member for more than 14 years or after he reaches 70 years of age.
(2) Audit Committee Member.
(3) Compensation Committee Member.
(4) Corporate Governance and Nominating Committee Member.

      To the knowledge of the Corporation, as of the date hereof, the directors and officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or direction over 498,641 Common Shares, which represents 0.8% of the issued and outstanding Common Shares at February 28, 2005. The information as to shares beneficially owned has been furnished by the respective directors and officers of the Corporation individually.

                           AUDIT COMMITTEE INFORMATION

AUDIT COMMITTEE CHARTER

The Charter and Terms of Reference of the Audit Committee is set forth in Appendix 1 of this Annual Information Form.

COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee of the Corporation consists of Patrick M. Murray (Chairman),
H. Garth Wiggins and Robert J. S. Gibson. Each member of the Audit Committee is independent and none received, directly or indirectly, any compensation from the Corporation other than for services as a member of the Board of Directors and its committees. All members of the Audit Committee are financially literate as defined under Multilateral Instrument 52-110 - Audit


                           ANNUAL INFORMATION FORM - 24

Committees. In addition, the Board of Directors has determined that both Messrs. Murray and Wiggins qualify as "financial experts" under the Sarbanes-Oxley Act of 2002.

RELEVANT EDUCATION AND EXPERIENCE OF AUDIT COMMITTEE MEMBERS

In addition to each member's general business experience, the education and experience of each Audit Committee member that are relevant to the performance of his responsibilities as an Audit Committee member are as follows: Patrick M. Murray (Chair) is the Chairman, President and Chief Executive Officer of Dresser, Inc. Mr. Murray received a B.S. degree in Accounting from Seton Hall University in 1964 and an MBA from the same university in 1973. Mr. Murray has been a member of Precision's Audit Committee since April 2003. H. Garth Wiggins received his Bachelor of Electrical Engineering from the University of Saskatchewan in 1970 and his Chartered Accountant designation in 1974. Mr. Wiggins is a Principal at Kenway, Mack, Slusarchuk, Stewart Chartered Accountants. Mr. Wiggins has been a member of Precision's Audit Committee since September 1997. Robert J.S. Gibson was educated at the University of Calgary and the University of Alberta. Mr. Gibson is the President of Stuart & Company Limited and has been a member of Precision's Audit Committee since June 1997.

PRE-APPROVAL POLICIES AND PROCEDURES

Under the Charter and Terms of Reference of the Audit Committee, the Audit Committee is required to review and pre-approve the objectives and scope of the external audit work and proposed fees. In addition, the Audit Committee is required to review and pre-approve all non-audit services, including tax services, which the Corporation's external Auditor is to perform.

      The Audit Committee implemented specific procedures regarding the pre-approval of services to be provided by the Corporation's external Auditors commencing in 2003. These procedures specify certain prohibited services that are not to be performed by the Corporation's external Auditor. In addition, these procedures require that at least annually, prior to the period in which the services are proposed to be provided, the Corporation's management, shall in conjunction with the Corporation's external Auditor, prepare and submit to the Audit Committee a complete list of all proposed services to be provided to the Corporation by the Corporation's external Auditor. Under the Audit Committee pre-approval procedures, for those services proposed to be provided by the Corporation's external Auditor that have not been previously approved by the Audit Committee, the Chairman of the Audit Committee has the authority to grant pre-approvals of such services. The decision to pre-approve a service covered under this procedure is required to be presented to the full Audit Committee at the next scheduled meeting. At each of the Audit Committee's regular meetings, the Audit Committee is to be provided with an update as to the status of services previously pre-approved.

      Pursuant to these procedures, since their implementation in 2003, 100% of each of the services provided by the Corporation's external Auditor relating to the fees reported as audit, audit-related, tax and all other were pre-approved by the Audit Committee or its delegate.

AUDITOR FEES

The following table provides information about fees billed to the Corporation for professional services rendered by KPMG LLP, the Corporation's external Auditor, during fiscal 2004 and 2003:

(In thousands $)                                        2004                2003
--------------------------------------------------------------------------------
Audit fees                                       $     2,257        $      1,295
Audit-related fees                                        24                  --
Tax fees                                                 456                 703
All other fees                                             5                 618
--------------------------------------------------------------------------------
Total                                            $     2,742        $      2,616
--------------------------------------------------------------------------------

      AUDIT FEES. Audit fees consist of fees for the audit of the Corporation's annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.


                           ANNUAL INFORMATION FORM - 25

      AUDIT-RELATED FEES. Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not reported as Audit Fees. In 2004, the services provided in this category relate to due diligence assistance with respect to an acquisition.

      TAX FEES. Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2004 and 2003, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns for the Corporation and its subsidiaries, tax advice and planning, commodity tax and property tax consultation.

      ALL OTHER FEES. In 2004, other fees related to translation of financial statements and information. In 2003, other fees included investigative and forensic services, translation of financial statements and information, consultation regarding compliance with Sarbanes-Oxley implementation and advice on foreign registrations.


                                LEGAL PROCEEDINGS

The Corporation is not involved in any legal proceedings that it believes might have a material adverse effect on its business or results of operations.


                          TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada, located in Calgary, Alberta, is the transfer agent and registrar of the Common Shares of the Corporation. In the United States, the co-transfer agent is Computershare Trust Company, Inc. located in New York, New York.


                               MATERIAL CONTRACTS

The material contracts that the Corporation either entered into in 2004 or which were entered into earlier but which are still in effect are as follows:

      On May 8, 2004, the Corporation entered into an agreement with 3i Group PLC and certain other shareholders of Reeves Oilfield Services Ltd. to make an offer to purchase all of the issued and outstanding shares of Reeves Oilfield Services Ltd. Subsequently, the Corporation acquired the entire share capital of Reeves Oilfield Services Ltd. for a total purchase price of GBP 92.4 million. Further details of the transaction are set out under Wireline Services in the Energy Services section in the Description of the Business Activities of Precision.

      On May 21, 2004, the Corporation entered into an agreement to acquire the land drilling business of GlobalSantaFe Corporation and certain of its subsidiaries for an aggregate purchase price of US$316,500,000, details of which are set out under International Drilling in the Description of the Business Activities of Precision.

                              INTERESTS OF EXPERTS

KPMG LLP, the Corporation's external Auditor, has prepared an opinion with respect to the Corporation's consolidated financial statements as at and for the year ended December 31, 2004.

                              ADDITIONAL DISCLOSURE

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As of the end of Precision's fiscal year ended December 31, 2004, an evaluation of the effectiveness of Precision's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by Precision's principal executive officer and principal financial officer. Based upon that evaluation, the principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, Precision's disclosure controls and procedures are effective to ensure that


                           ANNUAL INFORMATION FORM - 26
information required to be disclosed by Precision in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

      During the fiscal year ended December 31, 2004, there were no changes in Precision's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Precision's internal control over financial reporting.

      It should be noted that while Precision's principal executive officer and principal financial officer believe that Precision's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Precision's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

SUMMARY OF OPERATING RESULTS

The following table sets forth selected financial information of the Corporation for each of the years ended, as indicated:

(In millions of $ except per share amounts)
--------------------------------------------------------------------------------------------------------
Years ended December 31,                                    2004              2003 (1)          2002 (1)
--------------------------------------------------------------------------------------------------------
Revenue                                                   2,325.2           1,900.1          1,550.6
Earnings from continuing operations                         249.6             179.9             81.2
Earnings from continuing operations per share:
     Diluted                                                 4.26              3.25             1.48
Net earnings                                                247.4             180.5             85.0
Net earnings per share:
     Diluted                                                 4.22              3.26             1.55
Cash provided by operations (2)                             448.0             258.4            199.2
Total assets                                              3,850.8           2,938.6          2,775.7
Long-term debt (3)                                          718.9             399.4            514.9
--------------------------------------------------------------------------------------------------------

(1) The data set out for the years ended December 31, 2003 and 2002 is comparative in all material respects and have been restated for the adoption of the revised Canadian accounting standards with respect to accounting for stock-based compensation.
(2) Cash flow provided by operations includes discontinued operations. (3) Excluding current portion of long-term debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis relating to the consolidated financial statements for the fiscal year ended December 31, 2004 forms part of the Corporation's 2004 Annual Report and is incorporated herein by reference and forms an integral part of this Annual Information Form. The Management's Discussion and Analysis appears on pages 55 to 83 of the 2004 Annual Report.

                             ADDITIONAL INFORMATION

Additional information concerning the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") which may be accessed at www.sedar.com. Copies of such information may also be obtained on the Corporation's website at www.precisiondrilling.com or on request without charge from the Corporate Secretary of the Corporation, 4200, 150 - 6th Avenue S.W., Calgary, Alberta, Canada T2P 3Y7 (Telephone (403) 716-4500).

      Additional information, including information as to directors and officers remuneration and indebtedness, principal holders of the Corporation's securities and options to purchase securities under equity compensation plans is contained in the Management Information Circular of the Corporation provided for the Annual and Special Meeting of shareholders of


                           ANNUAL INFORMATION FORM - 27
the Corporation to be held on May 10, 2005. Additional financial information is provided in the Corporation's Financial Statements and the Management's Discussion and Analysis for the year ended December 31, 2004, which are contained in the Annual Report of the Corporation for the year ended December 31, 2004. Copies of such documents may be obtained in the manner set forth above.


           APPENDIX 1: AUDIT COMMITTEE CHARTER AND TERMS OF REFERENCE

AUDIT COMMITTEE CHARTER AND TERMS OF REFERENCE

GENERAL

The purpose of this document is to establish the terms of reference of the Audit Committee of Precision Drilling Corporation (the "Corporation").

      It is critical that the external audit function, a mechanism key to investor protection, is working effectively and efficiently, and that information is being relayed to the Board of Directors in an accurate and timely fashion. The activities of the Audit Committee are fundamental to the process.

STATUTORY AND REGULATORY REFERENCES

The requirement to have an Audit Committee is established in Section 171 of the Alberta Business Corporations Act and, in addition, is required pursuant to the Alberta Securities Act and the U.S. Securities Exchange Act of 1934 (the "U.S. Exchange Act") for corporations listed on the New York Stock Exchange (the "NYSE").

COMMITTEE STRUCTURE

The Board of Directors of the Corporation shall elect annually, from members of the Board of Directors, an Audit Committee which shall be comprised of not less than three members, at least half of which are resident Canadians. All members of the Audit Committee must be independent directors (as defined in the rules of the Alberta Securities Act and the U.S. Exchange Act), every Audit Committee member must be financially literate and at least one of those members must qualify as a financial expert as defined in the U.S. Exchange Act by having accounting or related financial management expertise. No Audit Committee member shall serve on the audit committee of more than three public companies without prior determination by the Board of Directors that such simultaneous service does not impair the ability of such director to serve effectively on the Audit Committee.

      Each member of the Audit Committee shall serve during the pleasure of the Board of Directors and, in any event only so long as that person shall be a Director. The Directors may fill vacancies in the Audit Committee by election from among their number.

      The Audit Committee shall have the power to fix its quorum at not less than a majority of its members and to determine its own rules of procedure subject to applicable regulatory requirements and any regulations imposed by the Board of Directors from time to time.

      The external Auditor of the Corporation will be entitled to receive notice of every meeting of the Audit Committee and, at the expense of the Corporation, to attend and be heard thereat, and if so requested by a member of the Audit Committee, shall attend every meeting of the Committee held during the term of the office of the external Auditor. The external Auditor of the Corporation or any member of the Audit Committee may call a meeting of the Committee.

PURPOSE

The Audit Committee shall have responsibility for overseeing the development and maintenance of the Corporation's systems for financial reporting. Accounting for transactions and internal control over financial reporting lies with senior management with oversight responsibilities vested in the Board of Directors. The Audit Committee is a permanent committee of the Board whose purpose is to assist the Board by dealing with specific issues including:

      o those that may affect the integrity of financial reporting to the shareholders, accounting and internal controls;


                           ANNUAL INFORMATION FORM - 28

      o the Corporation's compliance with legal and regulatory requirements as they relate to financial reporting matters;

      o  the external Auditor's qualifications and independence;

      o the performance of the Corporation's internal audit function and its external Auditor; and

      o conducting an evaluation of the external Auditor's qualifications and independence.


COMMITTEE RESPONSIBILITIES

The Audit Committee shall:

      o Review the annual financial and quarterly statements prepared for distribution to the shareholders;

      o Report through the Chairman to the Board of Directors following each meeting of the Audit Committee. The report would outline the nature of discussions and the major decisions reached by the Committee;

      o Recommend to the Board of Directors the external Auditor to be appointed as the Auditor of the Corporation and the compensation of such external Auditor;

      o  Require the external Auditor to report directly to the Audit Committee;

      o Pre-approve all non-audit services to be provided to the Corporation or subsidiary entities by the Corporation's external Auditor. The Audit Committee may delegate to the Chairman of the Audit Committee the authority to pre-approve non-audit services. Non-audit services that have been pre-approved by the Chairman of the Audit Committee, must be presented to the Audit Committee at its first scheduled meeting following such pre-approval;

      o Review and discuss with management and the external Auditor, as applicable, (a) major issues regarding accounting principles and financial statement presentations including any significant changes in the Corporation's selection or application of accounting principles, and major issues as to the adequacy of the Corporation's internal controls and any special audit steps adopted in light of material control deficiencies; (b) analysis prepared by management or the external Auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative Canadian Generally Accepted Accounting Principles ("GAAP") methods on the financial statements; (c) any management letter provided by the external Auditor and the Corporation's response to that letter and other material written communication between the external Auditor and management; (d) any problems, difficulties or differences encountered in the course of the audit work including any disagreements with management or restrictions on the scope of the external Auditor's activities or on access to requested information and management's response thereto; (e) the effect of regulatory and accounting initiatives, as well as any off-balance sheet structures on the financial statements of the Corporation; and (f) earnings press releases (paying particular attention to any use of "pro forma" or "adjusted" "non-GAAP" information, as well as financial information and earnings guidance (generally on a case-by-case basis) provided to analysts and rating agencies;

      o Discuss with management the Corporation's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation's risk assessment and risk management policies;

      o Annually request and review a report from the external Auditor regarding (a) the external Auditor's quality-control procedures, (b) any material issues raised by the most recent quality-control review or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with any such issues, and (d) all relationships between the external Auditor and the Corporation;

      o Evaluate the qualifications, performance and independence of the external Auditor, including a review and evaluation of the lead partner of the external Auditor and set clear hiring policies for employees or former employees of the external Auditor;


                           ANNUAL INFORMATION FORM - 29

      o Ensure that the lead audit partner of the external Auditor and the audit partner responsible for reviewing the audit are rotated at least every five years as required by the Sarbanes-Oxley Act of 2002, and further consider rotation of the external Auditor's firm itself;

      o Discuss with management and the external Auditor any accounting adjustments that were noted or proposed by the external Auditor but were not adopted (as immaterial or otherwise);

      o Establish procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

      o Review other financial information included in the Corporation's Annual Report to ensure that it is consistent with the Board of Directors' knowledge of the affairs of the Corporation and is unbiased and non-selective;

      o Review the Management's Discussion and Analysis component of the Annual Report and the quarterly reports;

      o Take steps to ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements and periodically assessing the adequacy of those procedures;

      o Prepare any report required by law, regulations or exchange requirement to be included in the Corporation's periodic reports;

      o Meet at least four times a year on a quarterly basis or more frequently as circumstances require, and at least annually with the internal and external Auditor of the Corporation;

      o  Report regularly to the Board of Directors of the Corporation;

      o Review planning for, and the results of, the annual external audit and solely approve:

         - The external Auditor's engagement letter as agreed between the external Auditor and financial management of the Corporation.

         - The reasonableness of audit fees as agreed between the external Auditor and corporate management.

         - Audit scope, including locations to be visited, areas of audit risk, materiality as it affects audit judgment, timetable, deadlines, coordination with internal audit.

         - The audit report to the Corporation's shareholders and any other reports prepared by the external Auditor.

         - The informal reporting from the external Auditor on accounting systems and internal controls, including management's response.

         -   Non-audit related services provided by the external Auditor.

         -   Assessment of the external Auditor's performance.

         - The external Auditor's appointment or re-appointment or replacement.

      o Review and evaluate the scope, risk assessment, and nature of the internal audit plan and any subsequent changes;

      o Consider and review the following issues with management and the head of internal audit:

         - Significant findings of the internal audit group as well as management's response to them.

         - Any difficulties encountered in the course of their internal audits, including any restrictions on the scope of their work or access to required information.

         -   The internal auditing budget and staffing.

         -   The Audit Services Charter.

         - Compliance with the The Institute of Internal Auditors' Standards for the Professional Practice of Internal Auditing.

      o Approve the appointment, replacement, or dismissal of the head of the internal audit group; and

      o Direct the head of the internal audit group to review any specific areas the Committee deems necessary.

      In addition, the Audit Committee shall hold in-camera meetings with representatives of the external and internal auditors to discuss the audit related issues including the quality of accounting personnel.

      The Audit Committee shall have such other powers and duties as may from time to time by resolution be assigned to it by the Board.

      The Audit Committee shall also carry out an annual performance evaluation of that Committee and review and reassess annually the adequacy of the Charter and recommend changes, as appropriate to the Board of Directors.


                           ANNUAL INFORMATION FORM - 30

COMMITTEE AUTHORITY

The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain special legal, accounting or other consultants to advise the Committee and carry out its duties, and to conduct or authorize investigations into any matters within its scope of responsibilities. The Audit Committee shall have the authority to set and pay the compensation for any advisors employed by the Audit Committee.

      The Audit Committee may request any officer or employee of the Corporation or the Corporation's outside counsel or external or internal auditors to attend a meeting of the Audit Committee or to meet with any members of, or consultants to the Audit Committee.

      The Audit Committee shall review the Committee's charter and terms of reference and, as required, propose changes to the Board.

      The Audit Committee shall have the authority to communicate directly with the internal and external Auditor.

LIMITATION OF AUDIT COMMITTEE'S ROLE

While the Audit Committee has the responsibilities and powers set forth in its Charter, it is not the duty of the Audit Committee to prepare financial statements, plan or conduct audits or to determine that the Corporation's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the external Auditor.

                         PRECISION DRILLING CORPORATION
            4200, 150 - 6th AVE SW, Calgary, Alberta, Canada T2P 3Y7
             T 403 716 4500 F 403 264 0251 www.precisiondrilling.com




                           ANNUAL INFORMATION FORM - 31